Ready to invest? Act Now.

P.S. A quick Thank You video from Toby

Sincerely,

Toby, Charissa, and the Bimotal Team

Important legal disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

INVEST IN A TEAM

BIMOTAL'S TEAM CAMARADERIE IS UNMATCHED. WE CARE AND SUPPORT EACH OTHER--THIS HAS LED TO INCREDIBLE RESILIENCE AS A COMPANY. WE'RE READY TO GROW.

FUEL THE GROWTH



